

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Eric N. Smit
Chief Financial Officer
eGain Communications Corporation
1252 Borregas Avenue
Sunnyvale, CA 94089

> **Re:**   **eGain Communications Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed September 27, 2011**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 14, 2012**
>   **File No. 001-35314**

Dear Mr. Smit:

We have reviewed your letter dated May 14, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 1, 2012.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business, page 1

1.   We note the additional risk factor disclosure proposed in response to prior comment 3. You state on page 68 that you have agreements with third parties to provide co-location services for hosting operations. You further state that pursuant to these agreements, the hosting services provider provides co-location services with certain guarantees of network availability. In subsequent filings, consider describing for us any business continuity plan that you will implement in the event of an outage at your current third-party co-location centers. (.e.g., does the third party hosting service provider maintain

back-up co-location centers where your customers' information may be stored should an outage occur).

2.   In addition, consider including in subsequent filings a description of the material terms of any standard service level agreements that you enter into with your customers. By way of example, such disclosure should include a description of any clauses that would require you to indemnify any customer against a loss, damage or costs resulting from the customer's use of your service.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

3.   Your response to prior comment 5 indicates that in future filings you will report metrics in a manner more consistent with other companies in your industry. Please tell us how you intend to disclose bookings metrics in future filings and provide us with proposed disclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 12. Litigation, page 12

4.   We note your response to prior comment 10. Please tell us the amount that was accrued as of June 30, 2011 and tell us how you determined the amount of the accrual. Tell us whether there were any reasonably possible losses in addition to the amounts accrued as of June 30, 2011 and explain to us how you came to that determination as of June 30, 2011. If there were reasonably possible additional losses at June 30, 2011 please tell us how your disclosures comply with ASC 450-20-50.   In this regard, we note that you did not disclose an estimate of an additional loss or range of loss, or state that an estimate could not be made. Please advise.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief